VIA EDGAR

August 5, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549

Attention: Aamira Chaudhry and Amy Geddes

Re:	Criteo S.A.
Form 10-K for Fiscal Year Ended December 31, 2024
Form 10-Q for Fiscal Quarter Ended March 31, 2025
File No. 001-36153

Dear Ms. Chaudhry and Ms. Geddes:

Criteo S.A. (the “Company,” “we,” “our” or “Criteo”) is hereby responding to the comment letter dated June 25, 2025, from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings of the Company.

Below are our responses to the Staff’s comments. For your convenience, we have included the Staff’s comments in bold, followed by our responses.

Form 10-Q for the Fiscal Quarter Ended March 31, 2025
Note 16. Subsequent Events, page 24
1. We note your largest customer notified you that they will curtail the scope of services to be provided commencing November 1, 2025, which will reduce the expected revenue from that date onwards. For context please revise to disclose an estimate of its financial effect or a statement that such an estimate cannot be made. Please refer to ASC 855-10-50-2b for further guidance.

Response:

We respectfully acknowledge the Staff’s comment and have considered the guidance in ASC 855-10-50-2b.

Criteo - 32 rue Blanche, 75009 Paris, France - Tél +33 (0)1 75 85 09 39

Our largest customer represented approximately 4.6% of our total revenue for the year ended December 31, 2024, as disclosed in our Form 10-K. On April 30, 2025, this customer provided written notice – in accordance with the six-month advance notice period required under the commercial agreement – of its intention to opt-out of certain services beginning in November 2025. As the services being curtailed relate to future periods, and the customer’s notice did not affect any conditions existing for the period ending March 31, 2025, there was no impact on our consolidated statements of financial position as of March 31, 2025, nor on our results of operations for the period ended March 31, 2025. Accordingly, no adjustment to the financial statements was required.

In line with the interpretive guidance under ASC 855-10-50-2, we do not include forward-looking statements in our financial statement footnotes. Instead, such disclosures are provided in our Risk Factors section and in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) section of our Form 10-K and 10-Q filings, and, where applicable, in our Form 8-K filings.

We believe we have appropriately disclosed this customer notification within our public disclosures, and within our Form 10-Q for the quarter ended March 31, 2025, and that our approach is consistent with the requirements of ASC 855-10-50-2 and reflects the nature, timing and impact of this event.

As this relates to the future revenues of our largest client, beginning with our Form 10-Q for the quarter ended June 30, 2025 (“Q2 Form 10-Q”), we have enhanced the disclosure in the “Trends, Opportunities and Challenges” section of the MD&A by adding the following discussion:

As previously disclosed in the first quarter, our largest customer notified us that they will curtail the scope of future services commencing November 1, 2025. For the year ended December 31, 2024, this customer accounted for 4.6% of our total revenue.

Furthermore, we acknowledge that this client notification had no impact on our results of operations or consolidated statements of financial position as of June 30, 2025.

Criteo - 32 rue Blanche, 75009 Paris, France - Tél +33 (0)1 75 85 09 39

Form 10-K for Fiscal Year Ended December 31, 2024
Note 4. Segment Information, page F-21
2. You disclose the CODM “only reviews revenues and corresponding TAC for each segment, and does not regularly review any other expense nor financial information for our two segments.” The significant expense principal is based on expense information regularly provided to (or easily computed by) the CODM, whether the CODM reviews that information or not. Please tell us whether segment expense information regularly “provided” to the CODM consists only of TAC. If so, please revise to state that the only significant segment expense provided to the CODM is TAC. If not, tell us your consideration of the requirements of ASC 280-10-50-26A and 55-15A.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that the only segment expense information regularly provided to the Chief Operating Decision Maker (CODM) is Traffic Acquisition Cost (TAC). The CODM receives consolidated expense information for all other expenses to manage operations and is not regularly provided disaggregated expenses for each of the segments.

We will revise our segment disclosure in future filings, beginning with our Q2 Form 10-Q, to clarify this point as follows:

The Company's chief operating decision maker ("CODM"), our Chief Executive Office ("CEO"), allocates resources to and assesses the performance of each operating segment using information about Contribution ex-TAC, which is Criteo's segment profitability measure and reflects our gross profit plus other costs of revenue. The CODM only reviews revenues and corresponding TAC for each segment, and is not regularly provided any other expense nor financial information for our two segments.

Criteo - 32 rue Blanche, 75009 Paris, France - Tél +33 (0)1 75 85 09 39

Please do not hesitate to contact Raquel Fox of Skadden, Arps, Slate, Meagher & Flom LLP at 202-371-7050 if you have any further questions or require additional information.

Sincerely,

/s/ Sarah Glickman
Sarah Glickman
Chief Financial Officer
Criteo S.A.

cc:	Raquel Fox
Skadden, Arps, Slate, Meagher & Flom LLP

Criteo - 32 rue Blanche, 75009 Paris, France - Tél +33 (0)1 75 85 09 39